GARRISON CAPITAL INC.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

September 27, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Garrison Capital Inc.
File Number 814-00878

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), Garrison Capital Inc., a Delaware corporation (the "Company") (File No. 814-00878), has today filed the following documents:

1. a copy of the Company's joint fidelity bond (the "Bond"), including a statement as to the period for which the premium has been paid (attached as Exhibit A);

2. a certified copy of the resolutions of the board of directors of the Company, including a majority of directors who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of the Company, approving the amount, type, form and coverage of the Bond and the portion of the premium paid by the Company (attached as Exhibit B); and

3. a copy of the joint fidelity bond agreement, by and between the Company and the other joint insured (attached as Exhibit C).

If the Company were not named as an insured under the Bond, the Company would have maintained a single insured bond in the amount of at least $750,000 as required under paragraph (d) of Rule 17g-1.

Very truly yours,

Garrison Capital Inc.

By: /s/ Brian Chase
Name: Brian Chase
Title: Chief Financial Officer

Bond

PREMIUM BILL

Insured: GARRISON INVESTMENT GROUP LP   Date: July 10, 2013

Producer: PROGRAM BROKERAGE CORPORATION

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
          WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
July 8, 2013	82185547	BOND B-2		$ 32,750.00
To				
July 8, 2014				
Commission				
			TOTAL	$ 32,750.00

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS FINANCIAL INSTITUTION BOND FORM B

NAME OF ASSURED (including its **Subsidiaries**):

GARRISON INVESTMENT GROUP LP

1350 AVENUE OF THE AMERICAS, 9TH FLOOR
NEW YORK, NY 10010

Bond Number: 82185547

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 8, 2013
to 12:01 a.m. on July 8, 2014

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000.00

ITEM 3. SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$ 10,000,000	$ 1,000,000
B. Trade or Loan	$ 10,000,000	$ 1,000,000
C. Partner	$ 10,000,000	$ 1,000,000
2. On Premises	$ 10,000,000	$ 1,000,000
3. In Transit	$ 10,000,000	$ 1,000,000
4. Forgery or Alteration	$ 10,000,000	$ 1,000,000
5. Extended Forgery	$ 10,000,000	$ 1,000,000
6. Counterfeit Money	$ 10,000,000	$ 1,000,000
7. Computer System	$ 10,000,000	$ 1,000,000
8. Facsimile Signature	$ 10,000,000	$ 1,000,000

ITEM 4. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228	17-02-2322	17-02-2348	17-02-4934
17-02-0692	17-02-2335	17-02-2356	17-02-5497
17-02-1426	17-02-2342	17-02-2371	

ITEM 5. ORGANIZATIONS TO BE NOTIFIED OF TERMINATION:
None

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by July 10, 2013

Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty

1. **A.** Employee

Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any **Employee**, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, which result in improper personal financial gain to either such **Employee** or other natural person acting in collusion with such **Employee**, or which acts were committed with the intent to cause the ASSURED to sustain such loss.

B. Trade or Loan

Loss resulting directly from dishonest acts of any **Employee**, committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee**, which arises totally or partially from:

(1) any **Trade**, or

(2) any **Loan**,

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **Employee** which result in improper personal financial gain to such **Employee** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING CLAUSE and the **Employee** was acting in collusion with others and intended to receive improper personal financial gain, but said **Employee** failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the **Employee** had obtained such improper personal financial gain provided that the ASSURED establishes that the **Employee** intended to receive such improper personal financial gain.

C. Partner

Loss, in excess of the **Financial Interest in the ASSURED** of a **Partner**, resulting directly from dishonest or fraudulent acts of such **Partner**, committed alone or in collusion with others, which acts must be committed with the intent:

(1) to cause the ASSURED to sustain such loss, and

(2) to obtain improper personal financial gain for such **Partner** and which acts in fact result in such **Partner** obtaining such gain.

Insuring Clauses

Dishonesty
(continued)

For the purpose of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by a **Partner** or **Employee**.

On Premises

2.   Loss of **Property** resulting directly from:

a.   robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

b.   false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,

while the **Property** is lodged or deposited at premises located anywhere.

Those premises of depositories maintained by a stock exchange in which the ASSURED is a member shall be deemed to be premises of the ASSURED but only as respects loss of **Certificated Securities**.

Certificated Securities held by such depository shall be deemed to be **Property** to the extent of the ASSURED'S interest therein as effected by the making of appropriate entries on the books and records of such depository.

In Transit

3.   Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

a.   in an armored motor vehicle, including loading and unloading thereof,

b.   in the custody of a natural person acting as a messenger of the ASSURED, or

c.   in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

(1)   written records,

(2)   **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)   **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or Alteration   4.   Loss resulting directly from:

a.   **Forgery** on, or fraudulent material alteration of, any **Negotiable Instrument** (other than an **Evidence of Debt**), **Acceptance, Withdrawal Order** or receipt for the withdrawal of **Property, Certificate of Deposit** or **Letter of Credit**, or

b.   transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property** which instructions fraudulently purport to bear the handwritten signature of any customer of the ASSURED, financial institution, or **Employee**, but which instructions either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, financial institution, or **Employee**.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery   5.   Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

a.   acquired, sold or delivered, given value, extended credit or assumed liability, in reliance on any original

(1)   **Certificated Security**,

(2)   deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

(3)   **Evidence of Debt**,

(4)   **Instruction** which

i.   bears a **Forgery**, or

ii.   is fraudulently materially altered, or

iii.   is lost or stolen, or

b.   guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery *(continued)*		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money 6. Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit **Money**.

Computer System 7. Loss resulting directly from fraudulent:

a.   entries of data into, or

b.   changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

(1)   funds or other property to be transferred, paid or delivered,

(2)   an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3)   an unauthorized account or a fictitious account to be debited or credited.

Facsimile Signature 8. Loss resulting directly from any issuer of securities, transfer agent, bank, banker or trust company having received from the ASSURED or the New York Stock Exchange, specimen copies of the ASSURED'S mechanically reproduced facsimile signature and having acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the ASSURED or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the ASSURED having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

a.   such facsimile signature is used

(1)   as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the ASSURED on the books of the association, company or corporation issuing the same, or

(2)   as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the ASSURED may now or at any time hereafter be named as an attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument, and

b.   the New York Stock Exchange has not interposed any objections to the use by the ASSURED of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objections, and

Insuring Clauses

Facsimile Signature
(continued)

c.   this INSURING CLAUSE 8. shall not apply to any **Certificated Security** which is a **Counterfeit Original**.

General Agreements

Joint Assured

A.   Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made By Assured

B.   The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C.   If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)   occurred or will occur on premises,

(2)   been caused or will be caused by any employee, or

General Agreements

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company
(continued)

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

   i. the assets shall not exceed ten percent (10%) of the ASSURED'S assets,

   ii. there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

   iii. the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a **Single Loss** fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a **Single Loss** must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control - Notice To Company

D. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days, after the ASSURED learns of a change of control.

There shall be no coverage under this Bond for any loss involving a **Partner** or a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

General Agreements

Change Of Control -
Notice To Company
(continued)

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of partnership interest or voting stock ownership. A change in control, for the purpose of the required notice, means:

(1) a change of twenty-five (25%) percent in the **Financial Interest in the ASSURED** or **Partners** due to a realignment of such **Partners'** percentage interest, or

(2) a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of
Legal Proceedings Against
Assured - Election To
Defend

E. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Nominees

F. Loss sustained by any nominee organized by the ASSURED for the purpose of handling certain of the ASSURED'S business transactions and composed exclusively of its **Employees** shall, for all purposes under this Bond and whether any partner of the nominee is concerned or implicated in such loss, be deemed to be loss sustained by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this Bond:

    a. **Acceptance** means a draft which the drawee has, by signature written on it, engaged to honor as presented.

    b. **Certificate of Deposit** means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

    c. **Certificated Security** means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

        (1) represented by an instrument issued in bearer or registered form, and

        (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

        (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

    d. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

    e. **Counterfeit Original** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

    f. **Employee** means:

        (1) an officer of the ASSURED,

        (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

        (3) a guest student pursuing studies or duties in any of the ASSURED'S premises,

        (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

        (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

        (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond, or

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED.

Each employer of persons as set forth in f.(4) or f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.s. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or equivalent income reporting plans of other countries.

g. **Evidence of Debt** means an instrument, including a **Negotiable Instrument**, executed by a customer of the ASSURED and held by the ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.

h. **Financial Interest in the ASSURED** includes the financial interest of the ASSURED'S general partner(s) or limited partner(s) included as **Partner** under this Bond, committing dishonest acts covered by this Bond or concerned or implicated in such acts, and means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this Bond, in the aggregate of:

(a) the "net worth" of the ASSURED which, for the purposes of this Bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this Bond (except that credit balances and equities in proprietary accounts of the ASSURED, which shall include capital accounts of partners, investment and trading accounts of the ASSURED, participations of the ASSURED in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the ASSURED, and

Definitions
(continued)

    (b)   the value of all other **Money**, securities and property belonging to such general partner(s), or in which such general partner(s) have pecuniary interest, held by or in the custody of and legally available to the ASSURED as set-off against loss covered by this Bond, provided,

however, that if such "net worth" adjusted to give effect to loss covered by this Bond and such value of all other **Money**, securities and property as set forth in h.(1)(b) preceding, plus the amount of coverage afforded by this Bond on account of such loss, is not sufficient to enable the ASSURED to meet its obligations, including its obligations to its partners other than to such general partner(s), then the **Financial Interest in the ASSURED** of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the ASSURED on payment of loss under this Bond to meet such obligations, to the extent that such payment will enable the ASSURED to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

    (2)   as respects limited partners, the value of such limited partner's(s) investment in the ASSURED.

i.   **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

j.   **Initial Transaction Statement** means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

    (1)   a description of the issue of which the **Uncertificated Security** is a part, and

    (2)   the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

    (3)   the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and

    (4)   the date the transfer pledge or release was registered.

k.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

l.   **Letter of Credit** means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

m.   **Loan** means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the ASSURED assumes an existing creditor or lessor relationship.

Conditions And Limitations

n.   **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

o.   **Negotiable Instrument** means any writing:

    (1)   signed by the maker or drawer, and

    (2)   containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer, and

    (3)   is payable on demand or at a definite time, and

    (4)   is payable to order or bearer.

p.   **Partner** means any general partner of the ASSURED and any limited partner of the ASSURED who is also employed by the ASSURED.

q.   **Property** means any **Money; Certificated Security; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of account and other records recorded in writing, but not data processing records or media.

r.   **Securities** means either **Certificated Securities** or **Uncertificated Securities**.

s.   **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement E., resulting from:

    (1)   any one act of burglary, robbery or attempt at either, in which no **Partner** or **Employee** is implicated, or

    (2)   any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of **Property**, or

    (3)   all acts other than those specified in s.(1) and s.(2), caused by any natural person or in which such person is implicated, or

    (4)   any one event not specified in s.(1), s.(2) or s.(3).

t.   **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

u.   **Trade** means any purchase, exchange, or sale transaction, with or without knowledge of the ASSURED, whether or not represented by any indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.

Definitions
(continued)
	v. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
	
	w. **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
	
	    (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and
	
	    (2) of a type commonly dealt in on securities exchanges or markets, and
	
	    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
	
	x. **Withdrawal Order** means a non-negotiable instrument, other than an instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.
	
	For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -
Applicable To All Insuring
Clauses
	2. **This Bond does not directly or indirectly cover**:
	
	a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;
	
	b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
	
	c. loss resulting from the effects of nuclear fission or fusion or radioactivity;
	
	d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
	
	e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
	
	f. any costs, fees and expenses incurred by the ASSURED:
	
	    (1) in establishing the existence of or amount of loss covered under this Bond, or
	
	    (2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;
	
	g. loss resulting from indirect or consequential loss of any nature;

Conditions And Limitations

General Exclusions -
Applicable To All Insuring
Clauses
(continued)

h. loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Partner** or **Employee**:

    (1) of any law regulating:

        a. the issuance, purchase or sale of securities,

        b. securities transactions on security or commodity exchanges or the over the counter market,

        c. investment companies,

        d. investment advisors, or

    (2) of any rule or regulation made pursuant to any such law;

j. loss of confidential information, material or data;

k. loss resulting from any actual or alleged:

    (1) representation or advice, or

    (2) warranty or guarantee as to the performance of any investment;

l. loss due to liability resulting from disclosure of or acting on material nonpublic information;

m. loss resulting from transactions in a customer's account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of **Money, Securities** or precious metals directly from a customer's account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1; or

n. loss caused by any natural person, partnership or corporation engaged by the ASSURED to perform data processing services.

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.

3. **This Bond does not directly or indirectly cover:**

a. loss caused by a **Partner** or **Employee** provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

    (1) to do bodily harm to any person, except loss of **Property** in transit in the custody of any natural person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or

    (2) to do damage to the premises or **Property** of the ASSURED;

Conditions And Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.
(continued)

c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the ASSURED at the time of such payment or withdrawal, or except when covered under INSURING CLAUSE 1.;

d. loss involving any **Uncertificated Security** provided, however, this Section 3.d. shall not apply to INSURING CLAUSE 7.;

e. loss of property while in the mail;

f. damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18 United State Code 1961 et seq., as amended;

g. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the ASSURED provided, however, this Section 3.g. shall not apply to **Securities** covered under INSURING CLAUSE 2.a.;

h. loss of **Property** while in the custody of a **Transportation Company** provided, however, this Section 3.h. shall not apply to INSURING CLAUSE 3.;

i. loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S **Computer System**;

j. loss resulting directly or indirectly from the input of data into a **Computer System** terminal device, either on the premises of a customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism;

k. loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued, by the ASSURED or by anyone other than the ASSURED;

l. loss involving items of deposit which are not finally paid for any reason including, but not limited to, forgery or any other fraud;

m. loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of the ASSURED; or

n. loss caused by any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of any third party, while conducting business with the ASSURED on behalf of such third party.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.	**This Bond does not directly or indirectly cover**:

    a.   loss resulting from the complete or partial non-payment of or default on any **Loan** whether such **Loan** was procured in good faith or through trick, artifice, fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;

    b.   loss resulting from forgery or any alteration;

    c.   loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or

    d.   loss resulting from any **Trade** provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability *Aggregate Limit Of Liability*	5.	The COMPANY'S total cumulative liability for all **Single Loss** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

    a.   the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

    b.   the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 11. In the event that a loss of **Property** is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability	The COMPANY'S liability for each **Single Loss** shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Conditions And Limitations
(continued)

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

    a.   facts which may subsequently result in a loss of a type covered by this Bond, or

    b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the **Financial Interest in the ASSURED**, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company	7.	a. The ASSURED shall give the COMPANY notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 3. of the DECLARATIONS.

    b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

    c.   **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

    d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

    e.   This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount	8.	The COMPANY shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable DEDUCTIBLE AMOUNT as stated in ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable SINGLE LOSS LIMIT OF LIABILITY. The DEDUCTIBLE AMOUNT is in addition to the **Financial Interest in the ASSURED** as stated in Section 1.h.

Valuation *Books Of Account Or Other Records*	9.	The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

Conditions And Limitations
(continued)

Loan	The value of any loss or that portion of any loss resulting from a **Loan** shall be the amount actually disbursed by the ASSURED to a borrower under such **Loan** reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all **Loans** to such borrower, whether or not part of any claim under this Bond.
Money	Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
Other Property	The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with property of like quality and value, whichever is less.
Securities	The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Securities** replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.
Set-Off	Any loss covered under INSURING CLAUSE 1.A. shall be reduced by a set-off consisting of the amount owed to the **Employee** causing the loss, whether or not assigned to another.
Trade	The value of any loss or that portion of any loss resulting from a **Trade** shall be reduced by the amount of commission and other amounts received by the ASSURED as a result of such **Trade**.

Securities Settlement

10. In the event of a loss of **Securities** covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the COMPANY'S indemnity shall be:

a. for **Securities** having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for **Securities** having a value in excess of the applicable DEDUCTIBLE AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the **Securities**;

Conditions And Limitations

Securities Settlement
(continued)

c.   for **Securities** having a value greater than the applicable SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the **Securities**.

The value referred to in Sections 10.a., b., and c. is the value in accordance with Section 9., Valuation, regardless of the value of such **Securities** at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Sections 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement **Securities**.

Subrogation - Assignment - Recovery

11.   In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, in the following order:

a.   first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,

b.   second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c.   third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

d.   fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Conditions And Limitations

Subrogation - *Assignment – Recovery* *(continued)*	This Bond does not afford coverage in favor of any Depository, and, in the event of a payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery against any Depository.

To the extent that, under the rules of a Depository, the ASSURED is liable to such Depository for a portion of the recovery received by the COMPANY, the COMPANY will reimburse the ASSURED for the ASSURED'S liability for its portion of such recovery up to, but not exceeding, the amount of the loss payment by the COMPANY.

Cooperation Of Assured   12.   At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a.   submit to examination by the COMPANY and subscribe to the same under oath, and

b.   produce for the COMPANY'S examination all pertinent records, and

c.   cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination   13.   This Bond terminates as an entirety on the earliest occurrence of any of the following:

a.   immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this Bond, or

b.   immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

c.   immediately on the dissolution of the ASSURED, or

d.   immediately on the taking over of the ASSURED by another entity, or

e.   immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f.   immediately on expiration of the BOND PERIOD.

This Bond terminates as to any **Partner** or **Employee**:

(1)   immediately on the ASSURED, or any of its **Partners**, directors, trustees or officers not acting in collusion with such **Partner** or **Employee**, learning of any dishonest act committed by such **Partner** or **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

Conditions And Limitations

Termination
(continued)

(2)   fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any **Partner** or **Employee**.

Termination as to any **Partner** or **Employee** shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.

Such termination, however, is without prejudice to the loss of any **Property** then in transit in the custody of such **Partner** or **Employee**.

The COMPANY will mark its records to indicate that the organizations named in ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any **Partner** or **Employee**, whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

Other Insurance

14.   Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a.   the ASSURED, or

b.   a **Transportation Company**, or

c.   another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Employee Benefit Plans

15.   All of the ASSURED'S employee benefit plans that qualify under Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA), are provided bonding protection under INSURING CLAUSE 1., DISHONESTY, as required under ERISA.

Conformity

16.   If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification

17.   This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

Effective date of
this endorsement/rider: July 8, 2013

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   1

To be attached to and
form a part of Bond No.   82185547

Issued to: GARRISON INVESTMENT GROUP LP

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

REVISE ITEM 3 ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 3. in its entirety in the DECLARATIONS and substituting the following:

"**ITEM 3.**   SINGLE LOSS LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$10,000,000	$ 1,000,000
B. Trade or Loan	$10,000,000	$ 1,000,000
C. Partner	$10,000,000	$ 1,000,000
2. On Premises	$10,000,000	$ 1,000,000
3. In Transit	$10,000,000	$ 1,000,000
4. Forgery or Alteration	$10,000,000	$ 1,000,000
5. Extended Forgery	$10,000,000	$ 1,000,000
6. Counterfeit Money	$10,000,000	$ 1,000,000
7. Computer System	$10,000,000	$ 1,000,000
8. Facsimile Signature	$10,000,000	$ 1,000,000
9. Audit & Claims	$ 50,000	$ 0
Reward Expense	$ 10,000	$ 0
10. Extended Computer Systems	$10,000,000	$ 1,000,000
11. Voice Initiated Funds Transfer	$10,000,000	$ 1,000,000
12. Telefacsimile Instruction Fraud	$10,000,000	$ 1,000,000

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By [signature]
                                                                Authorized Representative

Endorsement No: 3

Bond Number: 82185547

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

GARRISON INVESTMENT GROUP LP
GARRISON CAPITAL INC.

1350 AVENUE OF THE AMERICAS, 9TH FLOOR
NEW YORK, NY 10010

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                                    Authorized Representative

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this BOND is amended as follows:

1.   By adding to Section 13., Termination, the following:

"g.In Effect Sixty (60) Days Or Less

If this BOND has been in effect for less than sixty (60) days and if it is not a renewal BOND, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

h.In Effect More Than Sixty (60) Days

If this BOND has been in effect for sixty (60) days or more, or if it is a renewal of a BOND issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the BOND is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

1.   Nonpayment of premium;

2.   Conviction of a crime arising out of acts increasing the hazard insured against;

3.   Discovery of fraud or material misrepresentation in the obtaining of this BOND or in the presentation of a claim thereunder;

4.   Violation of any provision of this BOND that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

5.   If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this   BOND, which results in the property becoming uninsurable in accordance with the COMPANY'S objective, uniformly applied underwriting standards in effect at the time this BOND was issued or last renewed; or material change in the nature or extent of this BOND occurring after issuance or last annual renewal anniversary date of this BOND, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this BOND was issued or last renewed;

6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public, or continuing the BOND itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the **Property** will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Notice Of Termination

Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this BOND. The COMPANY, however, may deliver any notice instead of mailing it.

Return Premium Calculations

The COMPANY shall refund the unearned premium computed pro rata if this BOND is terminated by the COMPANY.''

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in Parts c., d., e. or f. of that Section shall be considered to be a request by the ASSURED to immediately terminate this BOND.

3. By adding a new Section reading as follows:

''Section 18. Election to Conditionally Renew / Nonrenew this BOND

Conditional Renewal

If the COMPANY conditionally renews this BOND subject to:

1. Change of limits of liability;

2. Change in type of coverage;

3. Reduction of coverage;

4. Increased deductible;

5. Addition of exclusion; or

6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

Notices Of Nonrenewal And Conditional Renewal

1. If the COMPANY elects not to renew this BOND, or to conditionally renew this BOND as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

a. The expiration date; or

b. The anniversary date if this BOND has been written for a term of more than one year.

2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this BOND and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the BOND has been replaced or is no longer desired."

4. By adding to General Agreement B., Representations Made by Assured, the following:

"No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this BOND."

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                              Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   5

Bond Number: 82185547

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

AMENDED CHANGE OF CONTROL - NOTICE TO COMPANY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety General Agreement D., Change of Control-Notice to Company, and substituting the following:

D.   Change Of Control - Notice To Company

The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days, after the ASSURED learns of a change of control.

There shall be no coverage under this Bond for any loss involving a stockholder or affiliated group of stockholders that acquired control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of partnership interest or voting stock ownership. A change in control, for the purpose of the required notice, means a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of twenty five percent (25%) or more of such stock or voting rights.

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                                              Authorized Representative

B-2 Bond
Form 17-02-2322 (Rev. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No.: 6

Bond Number: 82185547

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(8)   a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

      a.   for a period of sixty (60) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

      b.   if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                          Authorized Representative

---

AUDIT, CLAIMS AND REWARD EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"9.   Audit, Claims and Reward Expense

a.   Reasonable expense incurred by the ASSURED for audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the ASSURED in excess of the applicable DEDUCTIBLE AMOUNT.   This INSURING CLAUSE applies solely to losses covered under INSURING CLAUSE 1.

b.   Reasonable expense incurred by the ASSURED, solely for independent firms or individuals retained to determine the amount of loss, where:

(1)   the loss is covered under the Bond, and

(2)   the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

c.   Reasonable reward monies, not to exceed Ten Thousand Dollars ($10,000.) per event, paid by the ASSURED for information leading to the capture or apprehension of any persons who, while this Bond is in effect, shall have robbed any of the ASSURED'S messengers, or robbed or burglarized any of the ASSURED'S premises, or shall have made an attempt thereat."

2.   Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f.(1) does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                                        Authorized Representative

B-2 Bond
Form 17-02-2342 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.:   8

Bond Number: 82185547

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company, and substituting the following:

"C.   Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or Liabilities-Notice to Company

If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)   occurred or will occur on premises,

(2)   been caused or will be caused by any **Employee**, or

(3)   arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.   gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.   on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

i.   the assets shall not exceed twenty five percent (25%) of the ASSURED'S assets,

ii.   there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

iii.   the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a **Single Loss** fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a **Single Loss** must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.'

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                                        Authorized Representative

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following Insuring Clause:

"10.   Extended Computer Systems

A.   Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)   the fraudulent modification of **Electronic Data, Electronic Media** or **Electronic Instruction** being stored within or being run within any system covered under this INSURING CLAUSE,

(2)   robbery, burglary, larceny or theft of **Electronic Data, Electronic Media** or **Electronic Instructions**,

(3)   the acts of a hacker causing damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable, while stored within a **Computer System** covered under this INSURING CLAUSE, or

(4)   the damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable while stored within a **Computer System** covered under INSURING CLAUSE 10., provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy **Electronic Data, Electronic Media**, or **Electronic Instruction** in the **Computer System** in which the computer program or instruction so written or so altered is used.

B. Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1) an **Electronic Communication System**,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into the ASSURED'S **Computer System** or **Communication Terminal**, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of **Electronic Media** to the ASSURED or during electronic transmission to the ASSURED'S **Computer System** or **Communication Terminal**.

C. Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1) an **Electronic Communication System**,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into a **Computer System** or **Communication Terminal** of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of **Electronic Media** from the ASSURED or during electronic transmission from the ASSURED'S **Computer System** or **Communication Terminal**, and for which loss the ASSURED is held to be legally liable."

2. By adding to Section 1., Definitions, the following:

"y. **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. **Communication Terminal** does not mean a telephone.

z. **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

aa. **Electronic Data** means facts or information converted to a form usable in **Computer Systems** and which is stored on **Electronic Media** for use by computer programs.

bb. **Electronic Instruction** means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

cc. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded."

3. By adding the following Section after Section 4., Specific Exclusions-Applicable to All Insuring Clauses Except Insuring Clauses 1., 4., and 5.:

"Section 4.A. Specific Exclusions-Applicable to Insuring Clause 10.

This Bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of **Electronic Data**;

b. loss of negotiable instruments, securities, documents or written instruments except as converted to **Electronic Data** and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized electronic terminal of an **Electronic Funds Transfer System** or a **Customer Communication System** by a person who had authorized access from a customer to that customer's authentication mechanism; or

e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f. loss resulting directly or indirectly from:

(1) written instruction unless covered under this INSURING CLAUSE; or

(2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE."

4.   By adding to section 9., Valuation, the following:

"Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, **Electronic Data, Electronic Media** or **Electronic Instruction** used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other **Electronic Data, Electronic Media** or **Electronic Instruction** of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such **Electronic Data, Electronic Media** or **Electronic Instruction** subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such **Electronic Data** can not be reproduced and said **Electronic Data** represents **Securities** or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section."

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                                      Authorized Representative

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"11.   Voice Initiated Funds Transfer Instruction

Loss resulting directly from the ASSURED having transferred any funds on the faith of any **Voice Initiated Funds Transfer Instruction** made by a person purporting to be:

a.   a **Customer**, or

b.   an authorized representative of the **Customer**, or

c.   an **Employee** who was authorized by the ASSURED to instruct other **Employees** to transfer funds,

provided, however, such instructions were received by an **Employee** specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.

The following conditions are precedent to coverage under this INSURING CLAUSE:

a.   The ASSURED will record all **Voice Initiated Funds Transfer Instruction**.   The ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such instructions.

b.   The ASSURED shall verify all **Voice Initiated Funds Transfer Instruction** in excess of the DEDUCTIBLE AMOUNT stated in ITEM 3 of the DECLARATIONS by a direct electronically recorded call back to the **Customer** when such instructions:

(1)   involve a request to transfer funds to other than the **Customer's** account,

(2)   are non-repetitive, or

(3)   are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the ASSURED and the **Customer**."

2. By adding to Section 1., Definitions, the following:

"dd. **Customer** means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instructions**."

ee. **Voice Initiated Funds Transfer Instruction** means those oral instructions authorizing the transfer of funds in a **Customer's** account to a financial institution for credit to accounts designated by the **Customer**:

(1) made over the telephone;

(2) directed to those Employees specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED's offices;

(3) which were electronically recorded."

3. By adding to Section 7., Notice To Company-Proof-Legal Proceedings Against Company, the following:

"f. Proof of loss involving **Voice Initiated Funds Transfer Instructions** shall include electronic recordings of such instructions."

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                          Authorized Representative

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

TELEFACSIMILE INSTRUCTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"12.   Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or other **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

a.   bear a valid test key exchanged between the ASSURED and a **Customer**, another financial institution or another office of the ASSURED with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.   fraudulently purport to have been sent by such **Customer**, financial institution or another office of the ASSURED when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer**, financial institution or other office of the ASSURED by a person other than such **Customer**, financial institution or other office of the ASSURED and which bear a **Forgery** of a signature,

provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution or a person thought by the ASSURED to be the **Customer**, or an employee of another office of the ASSURED."

2. By adding to Conditions and Limitation, Section 1., Definitions, the following:

"ff. **Customer** means any corporation, partnership, proprietor, trust or natural person having an account with the ASSURED and having a written agreement with the ASSURED for **Telefacsimile** instructions.

gg. **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house."

3. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1., the following:

"o. loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion 3. o shall not apply to this INSURING CLAUSE 12."

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                 Authorized Representative

Endorsement No.:   12

Bond Number: 82185547

NAME OF ASSURED: GARRISON INVESTMENT GROUP LP

AMENDED EXTENDED FORGERY ENDORSEMENT

It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety and substituting the following:

5.   Extended Forgery

Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

a.   acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

(1)   **Certificated Security**,

(2)   deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

(3)   **Evidence of Debt**, or

(4)   **Instruction**

which

i.   bears a **Forgery**, or

ii.   is fraudulently materially altered, or

iii.   is lost or stolen, or

b.   guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

This Endorsement applies to loss discovered after 12:01 a.m. on July 8, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 10, 2013   By _____
                                                        Authorized Representative

**CERTIFICATE OF THE SECRETARY OF GARRISON CAPITAL INC.
CERTIFYING RESOLUTIONS APPROVING
THE JOINT FIDELITY BOND**

THE UNDERSIGNED, the duly appointed Secretary of Garrison Capital Inc., a Delaware corporation (the "Company"), an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), does hereby certify that the resolutions set forth below were approved by the Board of Directors of the Company (the "Board of Directors"), including a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act, of the Company, on May 9, 2013, at a meeting of the Board of Directors:

> **RESOLVED,** that the Board of Directors hereby approves the inclusion of Garrison Capital Inc. (the "Company") as an insured under the fidelity bond (the "Bond") of Garrison Investment Group LP ("Garrison Investment Group") (each of Garrison Investment Group and the Company, an "Insured"), issued by Federal Insurance Company and having an aggregate coverage of $10 million, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time and containing such provisions as may be required by the Investment Company Act of 1940, as amended (the "1940 Act") and the rules promulgated thereunder;

> **FURTHER RESOLVED,** that the Bond in the amount and form presented at the meeting, is hereby approved after consideration of all factors deemed relevant by the Board of Directors, including the amount of such Bond, the expected value of the assets of the Company to which any person covered under such Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Company's assets and the nature of the securities in the Company's portfolio;

> **FURTHER RESOLVED,** that after having given due consideration to, among other things, the number of other parties insured under such Bond, the nature of the business activities of those other parties, the amount of such Bond and the extent to which the share of the premium allocated to the Company under such Bond is less than the premium the Company would have had to pay had it maintained a single insured Bond, the Board of Directors hereby approves the share of the premium to be allocated to each Insured for such Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond coverage had been purchased separately;

> **FURTHER RESOLVED,** that the officers of the Company (the "Authorized Officers") be, and each hereby is, authorized to obtain such Bond, in substantially

the form presented at the meeting, with the other named Insured under such Bond providing that, in the event that any recovery is received under such Bond as a result of a loss sustained by the Company and also by the other named Insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that all actions taken by the Authorized Officers in connection with the foregoing resolutions are hereby ratified and approved.

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Company this 27th day of September, 2013.

By: /s/ Julian Weldon
      Name: Julian Weldon
      Title: Secretary

Exhibit C

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT is dated as of October 9, 2012, by and between Garrison Capital Inc. (the "Company"), a Delaware Company, and Garrison Investment Group LP ("Garrison Investment Group"), a Delaware limited partnership.

WITNESSETH:

WHEREAS, the Company and Garrison Investment Group are joint named insureds (each, an "Insured" and collectively, the "Insureds") under a bond issued by Federal Insurance Company (the "Bond");

WHEREAS, the Company is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), under which the Company is a named insured; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them;

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, which shall be an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without written consent of the other party.

5.   This Agreement may be amended by the parties hereto only if such amendment is approved by the board of directors of the Company and such amendment is set forth in a written instrument executed by each of the parties hereto.

6.   This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

GARRISON CAPITAL INC.

By: /s/ Julian Weldon
      Name: Julian Weldon
      Title: Secretary

GARRISON INVESTMENT GROUP LP

By: GIG GP LLC, its general partner

By: /s/ Julian Weldon
      Name: Julian Weldon
      Title: Secretary